Monthly Report - June, 2014

			     Global Macro Trust

			STATEMENT OF INCOME AND EXPENSE



					        Current Month     Year to Date
Income:
   Gain (loss) on trading of futures, forward
   and option contracts:
   Realized gain(loss) on closed contracts $     3,372,044       29,867,133
Change in unrealized gain (loss) on open         2,725,519          370,163
        contracts

Net gain (loss) from U.S. Treasury
   obligations:
   Realized gain (loss) from U.S.Treasury                0            7,837
      obligations
   Change in unrealized gain (loss) from U.S.      (9,027)            6,302
      Treasury obligations
Interest Income 			            25,134          153,315
Foreign exchange gain (loss) on margin
      deposits            		           (16,385)         (54,165)
				                -----------    -------------
Total: Income 				         6,097,285       30,350,585

Expenses:
   Brokerage commissions 		         1,289,245        8,083,093
   Management fee 			            34,799          213,625
   20.0% New Trading Profit Share 	                 0                0
   Custody fees 		       	            12,621           32,607
   Administrative expense 	       	           118,968          724,344
					       ------------    -------------
Total: Expenses 		                 1,455,633        9,053,669
Net Income(Loss)			   $     4,641,652       21,296,916
for June, 2014

		STATEMENT OF CHANGES IN NET ASSET VALUE

			             Managing           Unit
				      Owner 	      Holders	     Total
Net Asset Value (248,812.041    $     7,462,827    248,774,014    256,236,841
units) at May 31, 2014
Addition of 		 	              0         69,779         69,779
66.619 units on June 1, 2014
Redemption of 		 	              0    (5,405,654)    (5,405,654)
(5,188.940) units on  June 30, 2014*
Net Income (Loss)               $       171,332      4,470,320      4,641,652
for June, 2014
         			   -------------   -------------   -----------


Net Asset Value at June 30, 2014
(243,768.167 units inclusive
of 78.447 additional units) 	      7,634,159    247,908,459    255,542,618
				  =============  ============= ==============


		GLOBAL MACRO TRUST June 2014 UPDATE
                      Year to Date     Net Asset
Series	  June ROR	  ROR	    Value per Unit    Units 	 Net Asset Value
--------- ----------  ------------  --------------  -----------   -------------
Series 1       1.74% 	   8.15%  $    1,030.93	  225,115.262 $   232,077,362
Series 2       2.10% 	  10.47%  $    1,232.89	       39.121 $        48,232
Series 3       2.12% 	  10.61%  $    1,245.71	   16,432.366 $    20,470,006
Series 4       2.30% 	  11.72%  $    1,350.96	    2,181.418 $     2,947,018

* Series 1 units redeemed on or before the eleventh month-end following their sale may be charged a redemption fee of from 4% to 1.5% of Net Asset Value, depending on investment amount, length of ownership and type of account purchasing the units.

To the best of my knowledge and belief,
the information contained herein is
accurate and complete.



	/s/ Harvey Beker
	Harvey Beker, Co-chief Executive Officer
	Millburn Ridgefield Corporation
	Managing Owner
	Global Macro Trust



			Millburn Ridgefield Corporation
			     411 West Putnam Avenue
			     Suite 305 Greenwich
			     Connecticut 06830-6233




			July 9, 2014
Dear Investor:


The Trust was profitable in June as gains from trading currency, stock index and energy futures, and from a long live cattle trade outdistanced the losses from trading grains and metals. Trading of interest rate and soft commodity futures were nearly flat.

Short U.S. dollar positions against the New Zealand dollar, British pound, Aussie dollar and Brazilian Real were especially profitable, largely due to the pull of higher interest rates outside the U.S.

The gains on long positions in U.S., Canadian, Spanish, Japanese, Hong Kong, Taiwanese, Chinese, Indian and South African equity futures outweighed the losses sustained on long positions in German, French, British, Australian, and Korean stock futures. A short VIX trade was also profitable.

The expanding turmoil in the Middle East pushed energy prices higher and long positions in Brent crude, WTI crude and RBOB gasoline were profitable, and outpaced small losses from trading heating oil and London gas oil.

Interest rate trading was marginally positive. With U.S. inflation indicators rising somewhat as second quarter growth data came in firm, and after Mark Carney from the Bank of England suggested that rates might rise quicker than previously expected, U.S. and U.K. interest rates rose, producing losses on long note, bond, and short-term interest rate futures positions. On the other hand, long positions in German, French and Italian interest rate futures were quite profitable following further easing efforts by the ECB. Long positions in Japanese and Aussie interest rate futures were also profitable.

Grain prices eased during the month due to improved weather conditions, and long positions in the soybean complex generated losses that outpaced the small gains from short wheat and corn trades.

Metal prices rose and the loss on a short silver trade outweighed the gain from a long gold position.



  				 Very truly yours,

				       Millburn Ridgefield Corporation
					Harvey Beker, co-Chairman
					George E. Crapple, co-Chairman